Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
Press Conference
January 13, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

Chandra Shekar Kakal
Member – Executive Council and Head – Enterprise Solutions

TV Mohandas Pai
Infosys Technologies - Director and Head, Finacle, Admin, Human Resources, Infosys Leadership Institute and Education and Research

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

D. Swaminathan
Infosys BPO –CEO

V. Balakrishnan
Infosys Technologies – CFO

PRESS

Gautam Das
Financial Express

Sridhar K. Chari
Mint

Pankaj Mishra
Economic Times

Ketaki Gokhale
Bloomberg News

Deepu
Business Standard

Pranav
Times of India

Balaji
Rediff

Bhargavi
Reuters

Priyanka

Good afternoon. Thank you for joining us for the Infosys Q3 press conference. We will start today’s press conference with a presentation by Kris on the company’s financial performance which will be then followed by a presentation on the company’s operational performance by Shibu. Then Kris will give us the guidance. We will open the floor for questions after that. Please press the red button and introduce yourself before asking your question and release the button when you are done. I will now ask Kris to start the press conference.

Kris Gopalakrishnan

Thank you and let me first of all wish you all, a very happy New Year. This is the beginning of the new decade, so let this decade be even better than the last decade.

We had all around good performance. We have exceeded our guidance. In Indian Rupees the guidance was Rs. 6884 Crores to Rs.6953 Crores, our actual revenues was Rs.7106 Crores. On the EPS side, again we have exceeded the guidance. The sequential revenue growth is 6% in dollar terms. In constant currency it is about 4.7%. Volume increase of 3.1%.

We had strong client additions, 40 new clients were added this quarter compared to 27 new clients last quarter. Attrition has come down. If you look at the absolute number in attrition terms from last quarter to this quarter, last quarter was about 4,233. This quarter it is about 3600. So at least 10% less attrition. DSO days is 62 days. So all around good performance.

For this fiscal year, we are looking at a growth of about 26%. We started the year with a growth projection of about 16%-18%, we are ending the year with about 26% growth.

So let me quickly run you through the actual presentation itself. As I said revenues were Rs 7,106 crores, quarter-on-quarter growth of 2.3%, year-on-year growth of 23.8%. Our net profit after tax was Rs. 1,780 Crores, earnings per share of Rs. 31.15. 40 clients were added, the gross addition of employees is 11,000. We had said 11,000 employees will be added and we have added 11,067 employees. Total employee strength as of now is about 1.27 lakhs.

Here is the actual P&L. Gross profit of Rs. 3,043 crores which is a growth of 2.3%. Net profit of Rs. 1,780 crores, a growth is of 2.5%. Basic EPS of Rs. 31.15. Now I will hand it over to my colleague Shibulal. Thank you.

S. D. Shibulal

Good morning everyone. As Kris said, it has been a good performance this quarter. Revenue growth of 6%, volume growth of 3.1%. There is some seasonality to our business. When you see a very strong Q1 and Q2 growth what that means is that the clients are spending their budgets. They are exhausting their budgets and we will not see a budget flush in the third quarter, and this year it is in line with that. We will see very strong growth in Q1 and Q2 and good growth in Q3. If you look at all the parameters, they are looking good. We have added 40 new clients. Our number of million dollar clients have reached 350. Our pipeline is strong. Our pricing has improved by 1.6%. In the last quarter it had improved by 3%. So overall things are good.

I will briefly take you through the operational performance. Our revenues from the Rest of the World has marginally improved. That is also a reflection of the growth in Products. The revenue from products have crossed 5%, this quarter, it was 5.3% for the quarter. So some of it is reflected here. Utilization has marginally come down for excluding trainees. Usually our comfort level is between 78% to 80%, actual utilization is higher than that. We have about 11,000 people in training who will come into production over the next 3-4 months. Fixed price is marginally up, there is a marginal change here. They is no secular trend in onsite-offshore revenue split.

As I said, we have added 40 new clients. Today we focus on the Fortune 2000. We have identified clients which are considered as ‘must have’ and ‘must win’. A majority of these client additions are in the ‘must have’ and ‘must win’ category. These are clients with substantial spend in IT and operations. We clearly believe that we can grow these clients in the future. Number of million dollar clients is 350. Again that is a good sign of growth. The top client is only 4.6% of our revenue.

Growth this quarter has been all around. It has been a wide growth. The top 10 has grown, but the non-top 10 has grown faster than the top 10 this quarter.

These are about the awards and recognitions. We are rated as number 1 in the retail space by a recent survey. We were ranked as India’s most admired company in the WallStreet Journal Asia 200. These are some of the details on the client acquisitions, and expansion service.

If you look at our offerings, they are in 3 broad areas. Number one is Transformation, which gives us about 25% of our revenue. Number two is Operations and the third is Innovations. We are seeing good traction in all three segments. Our revenues from products as I said it has crossed 5%, it is 5.3%. Revenues from new models of engagement has reached 10% which is a great improvement over the last few quarters. We are seeing a very good traction through the models which we have built with our clients.

Finacle continues to show leadership. They had some good wins, good implementation during the quarter. BPO continues to grow.

We have applied for 17 new patents in this quarter. The total number of patent applications pending is 270 and 18 of them have been awarded so far. We have crossed 125,000 employee mark. We are about 127,000 right now. Software professionals were 121,000. On attrition, even though the percentage looks higher, the absolute numbers have come down. In fact it is clearly visible here. It has come down from 6600 to 5700 this quarter. Lateral additions are very strong. One of the highest at 5200 people.

On the ITL side it has come down from 4300 to 3500 which is a substantial decrease in attrition. We have about 11,000 trainees in Mysore, who will join production in the next 3-4 months. Mohan continues to build infrastucture. It was 26.8 mn sq ft capable of accommodating 114000 people and 5.1 mn square feet under completion.

With that let me request Kris to come back. Thank you.

Kris Gopalakrishnan

Thanks Shibu. Let me take you through the outlook. For the quarter ending March 31, 2011 revenues are expected to be in the range of Rs. 7157 crores to Rs. 7230 crores which is a year-on-year growth of 20.4-21.6%. Earnings Per Share in the range of Es. 31.06-Rs. 31.28. For the full fiscal year, revenues in the range of Rs. 27,408 crores – Rs. 27,481 Crores, which is a year-on-year growth of 20.5%-20.8% and EPS in the range of Rs.118.68 - Rs. 118.90

In summary, there is an overhang of sovereign debt in Europe. There is an uncertainty around the overall economic environment at this point. Unemployment continues to be high. Our clients are trusting us more with their expenditure. They are trusting us to do more and more strategic work. The number of mlioon dollar relationships are growing and the services, the solutions that we have are finding traction in the market. That is why we are seeing all round growth. In the short-term, the currency volatility this uncertainty will have some impact and what we are seeing now that the project sizes are typically smaller. But other than that we believe that the current environment for IT services is a normal environment. The budgets have been finalized and the cycle is normal. We believe that the budgets are going to be slightly up this year and that is good for the IT service industry because allocation for offshore is even higher. Our attrition has come down and lateral hiring has seen a record for this quarter, almost 5000 people were experienced hirers this quarter.

So thank you, and we are open for question and answer. Thank you, very much.

Gautam Das

Hi, this is Gautam Das from the Financial Express. In Q2, both Europe and US had shown lesser growth, so I just wanted to understand if this is normal seasonality or is there something more to read into that? Also your comment about sovereign debt and how it could spill over to the US and then you predict that next year will be normal, so if you could reconcile some of this contradictions? Thank you.

Kris Gopalakrishnan

Typically every year, Q3 and Q4 are soft quarters. Q3 because of holidays. Sometimes we get a kick because of the budget flush. This year as Shibu mentioned, the spending happened throughout the year as companies came out of the recession, they started spending and we have seen three quarters of sequential growth of more than 5% and so this is what we have projected. We had projected that this quarter would be a slow quarter and it is in some sense in line with that. When you look at next year, this is the second part of the question, we are saying that the next year could be a normal year for IT services. What it means is that the industry typically grows somewhere in the mid-high teens and we expect the industry IT services industry to have a growth rate around that same rate. What will Infosys be, how much of that will be able to capture, we will give you a guidance in April but we feel that the industry growing like any normal year. Now about this crisis in Europe etc., the volatility is high. That is reflected in the currency, in the financial markets, in the currency exchange rates and if something bad happens that is what we need to worry about. The repercussions are global. It is like what happened when Lehmann failed. You had a deep economic downturn. So something similar could happen and that is what we need to worry about. What we are seeing because of that is project sizes are coming down, clients focusing on the short-term and that is what we are seeing, but having said that we are projecting a normal year for next year.

Gautam Das

Now the followup, when you say project sizes are coming down, does it also reflect something on the discretionary spend, is discretionary spend also coming down accordingly?

Kris Gopalakrishnan

Discretionary spend is back actually and we are seeing traction in our transformational services. During the downturn the focus was on cost and minimizing costs. Now the focus is shifting to growth and investment for growth. In fact, if you look at each of the industry vertical, in retail we are seeing spending around digital marketing, digital consumers. In banking and capital markets we are seeing spending around mergers and acquisitions, around risks, in manufacturing, cost reduction will continue to be one of the factors and this year we expect telecom industry also to start spending on the capital side. We expect discretionary spend to pickup during the year.

Sridhar K. Chari

Sridhar from Mint. You have talked about project sizes and time periods both coming down. Could you just sort of relate that both to your new client acquisitions and the repeat business, which is still high at 97%?

Kris Gopalakrishnan

The newer client additions is one of the highest in recent times. 40 new clients were added and these are marquee clients. A lot of them are from the Fortune 500, Global 2000 set. So we go after marquee clients. What we are finding is that a short-term phenomenon and I just want to reiterate that it is just that towards the end of the year normally we would see a budget flush and things like that and so we saw project sizes shrinking. The number of new projects started is actually increasing. It has gone up from last quarter to this quarter but the sizes are smaller. That is what we are saying. Next question.

Pankaj Mishra

This is Pankaj from Economic Times. Kris, I just want to go back to what you said a few quarters ago about dark clouds on the horizon. Now from what you have been saying over the past few minutes about shorter projects and uncertainties, how would you like to revisit that statement, because a lot of us and people in the industry thought that we are out of it, officially out of it. How should we be leading what lies really ahead?

Kris Gopalakrishnan

If you look at this year, we are doing 26% growth. Now if you look at the last 4 financial years 35%, 11%, 3% and we are projecting 26% growth this year . So clearly we are out of the phase in which we were there 18 months back. Even a year back we were projecting 16%-18% second quarter we said, 19% to 21% then we said 24%-25% and now we are saying 25% to 26%. So clearly we are out. There is a seasonality in Q3 and Q4 which are typically slow quarters. Next year again for the industry we are saying it should be a normal year. In that sense it is a much better position than 18 months back. Having said that, the concern about the global economy, the sovereign debt crisis, what is happening in the US, unemployment, currency fluctuations etc, all these things are factors which will have to be considered and there has to be a caution around these things. that is all I want to say.

Sridhar K. Chari

Shibu, you mentioned traction in both products and new models of engagement, could you throw a little more light on that and give us a sense of what is happening?

S.D. Shibulal

Finacle is getting very good traction. We have couple of other products like iTransform and ShoppingTrip 360. ShoppingTrip 360 is seeing traction in Europe. Also our platforms are stabilizing and starting to see good traction in the market. iEngage, HR platform are starting to show traction. The new models of engagement which we rolled about 12-18 months back, today probably we get about 10% of our revenue from those models of engagement. This was definitely new for the client when we rolled it out and today clients are showing very good interest in adapting this model. These are models where there is a lot of benefit for the client. It truly converts fixed cost to variable cost. It allows them to create scale. It allows them to normalize their spend with their economic activities. It also has benefits for Infosys. We are seeing traction in those areas.

Pankaj Mishra

Shibu, just a follow up on what you just said. These new engagement models which you have been talking about for some time, the way you bill customers or the way you earn business from these customers, that looks quite different from how you have been operating in other traditional lines of business, so is that also having any impact in the short to medium term in terms of any particular issue around upfront investment or profitability or any such thing?

S.D. Shibulal

The moment you get into product there is some difference in investments. In products you invest first and then you get your license revenue and earn benefits over a period of time. But please remember we are making a gradual change and it will not have any substantial impact on our balance sheet. Even on the platform side in some cases, we host it for example if you look at the income tax or if you look at Flypp, we are handling the infrastructure side of the work. In some cases it is systems integration work where the client owns everything but we are doing the pure system integration work.

We have three different lines of offerings. We have the Transformation offerings, we have the Operations and we have the Innovations side. Transformation offerings are based on discretionary spend. It is more transaction oriented than the operational offerings. The operational offerings are multi-year deals, it is lights-on-work, it is stable and then you have the innovation offerings. We have always managed the portfolio of year-on-year business, discretionary spend and transaction oriented business and of course we always have Finacle. From a he portfolio perspective, we should not see any major impact, but there are different characteristics for each of these offerings for the client and for us.

Ketaki Gokhale

Hi this is Ketaki Gokhale from Bloomberg News. Generally across industry it seems like new scope contracts just are not having the same volume pickup that they used to have. I was wondering when you all see that changing and how long that is going to take?

S. D. Shibulal

We have seen very good volume growth in Q1 and Q2, so it is not that we have not seen volume growth. We have seen very good volume growth. Even this quarter there is a 3.1% volume growth. As I said, when you have a year in which the spending becomes a lot more normal and front-ended and the clients spend happens in the first two quarters and that is why the projects are also becoming shorter because they are trying to spend the rest of the money but it is limited to December 31. The new budgets are being finalized and I think Kris mentioned that what we are seeing is that the budgets are being finalized, majority of the budgets are getting closed. We expect them to be closed before March 31 and in general, there is a slight uptake in the budget. It is flat to marginally up based on vertical to vertical. So there has been serious volume growth over the last couple of quarters.

Ketaki Gokhale

New scope contracts like contracts with customers that you did not have prior business with?

S.D. Shibulal

See our business model is very relationship-oriented and there are two kinds of contracts which we could get in to with the client. Many situations when we start working with new clients, it starts low. It starts with smaller size work and then it grows over a period of time. If you look at our top 10 clients or top 25 clients, if you trace it back, you would clearly see that these clients started small and grew. That is one of our core strengths. Our ability to work with the client, build confidence, build the trust, grow the business and that is how we have grown our business. Now there are occasions where we go in to a new client with a very large engagement and that happens, but these are two different models, the gradual growth model and bid bang approach both happen. I would say on a percentage basis the first one would be higher than the second one.

Gautam Das

Question for Kakal, how does this short kind of project view of clients really affect the enterprise solutions and consulting business which are kind of thought to be a little long drawn ones?

Chandra Shekar Kakal

When we say that the project size is shorter and visibility is less, it is not that the clients will not have a bigger blueprint. While they may have a bigger blueprint which spans across multi-year, multi-country kind of a thing in the transformation journey, awarding of the contract is becoming smaller. At one go, the large contracts may not be awarded to one vendor, it may be renewed as you go along, leaving that flexibility to face any uncertainty that may happen in the market. That is the trend that we have seen for quite sometime now. It does not mean that it is completely short projects. Transformation projects have to be long, multi-year, multi-country kind of thing and awarding of the contracts could be lower.

Sridhar K. Chari

Shibu, you mentioned a couple of large deals were closed in this quarter as well, I mean what are the sizes?

S.D. Shibulal

We define is largely at $50 mn and above. If you look at the first half, there were about 9 of them which closed. Couple of them have been closed this quarter but more than that there are multiple deals which are in the pipeline and we are expecting them to close. We usually look at a pipeline of about a dozen deals because when you are dealing with a deal of $200-300 mn TCV, the cost of chasing that deal or the sale cost on those deals are quite considerable. We really have to qualify them and look after them. Simultaneously we are also having a good pipeline of business transformational deals.

Deepu

Deepu from Business Standard. Couple of questions. You were talking about how the project sizes are becoming smaller and shorter, can you throw some light on how it used to be and how it has come down, what is the average project size you bagging now or what is the duration of these projects? That is one thing and earlier Shibu said it is all round good performance, couple of negative points I just picked up, like volume growth as Shibu mentioned is 3.1% as compared to 7.2% last quarter, then pricing improvement of 1.6% as compared to 3% last quarter. Inflation has dropped and when you look at contribution from various geographies, except Rest of the World we do not see much growth elsewhere and emerging markets especially in China I can see couple of deals which are in the consulting phase. When is the real implementation going to happen there. I would request you just to throw some light on these things. Thank you.

S. Gopalakrishnan

We had three quarters of more than 5% volume growth and this quarter it is 3.1%. There is a seasonality to our business. It is part of that seasonality because clients spent their money ahead in the early part of this year and so when they come to the last part of the year and budgets are getting exhausted, projects tend to be short. This is a phenomenon for this quarter. Shorter is a relative term rather than saying that everything is shrinking. It is a relative term, that is all it. Then you mentioned revenue per employee is only 1.6% compared to last quarter. We are in a period of steady stable pricing. In that environment we are able to get some price increases and that is what is reflected in this 1.6%, this is a gradual thing because it depends on which client and what phase of the project, when it is applicable. We believe that this is actually a good trend because this is the second quarter we are getting this and this trend is a good trend. Last quarter it was mostly on account of business mix, here this is with price increase also. Then you talked about Rest of the World, US, Europe etc., I am actually optimistic about North America, I am optimistic about Rest of the World, in the medium to long term I am optimistic about Europe. That is the reason why we are proactively investing in Europe and we are making significant investments in Europe. Europe has some challenges in the short term and every economy goes through that. You will see that variability quarter-on-quarter. Nothing other than quarterly phenomenon and that is the reason why we believe we had an overall good performance. We have exceeded the guidance both on the topline and bottomline. We had volume growth, attrition has come down, revenue per employee has gone up, DSOs are in control, strong employee additions of more than 11,000 people, 40 new clients were added (last quarter 27), number of million-dollar clients have gone up, top 25 clients are growing at 4.3%, non top 25 at 7.4%. So every parameter you take, we are doing well and that is why we said all round good performance.

Deepu

Can you just tell us about the average deal size you are getting now as compared to year ago?

S. Gopalakrishnan

Actually the deal sizes are getting larger. Last quarter itself we had said that $100 mn plus deals are on the table and we won some. This quarter it is closer to $50 mn, but there is no trend here. It is just that these deals take longer time to close and there is bunching up or some pattern. They are staggered and in a 3 month period it may or may not happen, especially this quarter when the number of working days were lower, lot of clients take holidays. With budgets closing also, sometimes the large deals do not close this quarter. There is nothing that worries us at this point other than what I said about the overhang of the sovereign debt and the high unemployment which everybody faces but other than that there is nothing we need to worry about.

Deepu

Question for Mr. Pai. Sir, the campus recruitment I think it is all or it is already over, can you just throw some light, how many people have been recruited so far, how many campuses you visited this year and what is the trend you are seeing, people who are interested to join IT as compared to other sectors?

Mohandas Pai

Well, our target for next year is 26,000 offers; we have made 18,000 offers so far in the campus. We are not giving an overall figure for the company because we will give it in April. Last year it was 20,000 gross offers. We will visit slightly more than 200 colleges and this year we have seen very large increase in hiring by the IT companies. There is keen competition to be on Day One and some companies go and take the entire outgoing batch irrespective of marks and all that. We retain our basic standards to make sure only the right people get in but we have seen good interest in Infosys because in all these colleges where we go, we have been the employer of choice. Choice is made by the students not by the college management. I think that is very important and I think Indian industry will have a challenge getting enough people from the colleges next year. IT will continue to dominate the workplace next year also.

Pranav

Pranav from Times of India. There was a mention that the telecom space is looking better now. What are the signs that you are getting that indicates that the expenditure in the telecom side will go up going ahead?

Subhash Dhar

In the US on December 21, there was a ruling on Net Neutrality. This was a significant although not a substantial step taken in favor of telcos. It allows telcos to now charge based on the usage and not just based on minutes and bytes. This is a significant development in my opinion and opinion of many other people in the industry. We believe that this will lead to more capex release from the telcos and some of the early sings are already in place. We also believe that countries outside of US, in Europe and other parts of the world will follow with similar kind of regulation activity where they can let the telcos spend more and monetize their investments. Our business depends more on the opex, less on the capex spend of telcos. Normally we believe that is a two quarter or so kind of a lag. All the signs are that in the developed market especially in the US, the opex will start opening up towards the middle of this year.

Pranav

Could I ask a question about the BPO business? The number of employees in the BPO subsidiary has kind of come down over the last quarter and as a percentage of the revenue mix, it is not really growing, it is kind of stagnant at 5.6%. What is really happening there. Have there been a lot of client losses, transactions volumes are not going up?

D. Swaminathan

If you see Q3 vis-à-vis Q2, we have grown by about 7% on an MIS basis. The net margins have also gone up. We added one client last quarter. There are 6 clients where we are at different levels of negotiation at this point in time. I would expect them to fructify over this quarter. The fact remains that the speed of growth of BPO compared to IT has been rather slow this year but having said that the conversations are definitely a lot more than what we had seen in the previous year. It is not just about the volumes really. It is also been about our ability to sort of move up the value chain. You talked about the reduction in head count. This is one quarter where the head count came down by about 3% but the revenue grew by 7%. The reason for that is really our extreme focus on operating efficiencies. We have also been able to take our service offerings up the value chain and the revenue productivity per employee has also gone up by 5% over the quarter. So in some sense this obviously plays out to the kind of positioning that we have been taking. We are not focusing so much on the commoditized service side of the business but on the high-end value chain of the business. So in some sense you would not see a head count growing at the same rate as the revenue growth. This is the correction that we are very happy to see and I think moving forward this phenomenon will continue as we start scaling up on the value side of the business.

Balaji

Kris, just broadly at the macro level because your quotes are a little uneasy or rather disturbing because your performance and the third time you are revising the guidance which is almost now 9% since you said in April (Rs. 25,017 cr now it is 27,445 cr, average). It is almost 9% and may be you will end up with 10% i.e., what I am saying is 9% is the increase I am seeing in the guidance itself going up apart from a double digit growth. Now the question is to what extent this weak economic recovery and then the sovereign defaults you talked about is going to really impact you as a company. Leave the industry aside because it does not seem to reconcile both, is it a red herring or a red flag?

Kris Gopalakrishnan

As you said it has not impacted our business till now. What is it that we are saying? We are saying that yes the recovery is happening, the industry is benefitting from that recovery, volume growth is back, we are progressing well, we are seeing a normal year for the next year. But it still is possible that something sudden, something bad could happen and it could have an impact, it is just a caution. We still need to be cautious. Our clients are cautious that is all that is to hit. It is not impacting our business at this point and we are seeing growth as you said.

Balaji

Semantic than factual sir?

Kris Gopalakrishnan

It is factual, sovereign debt crisis in Europe is factual.

Balaji

Which particular country, you still have in mind Greece and Spain, do you have that much of business there, it will get affected or it will have an effect across the country or continent

Kris Gopalakrishnan

No, our exposure to these countries is minimal, less than 1%, very small and that is not what I am implying here. If something bad happens, it can have a domino effect and the consequences are unpredictable at this point that is all.

Balaji

Sir, but industry and your company has gone through the worst since the great recession, yet you have survived in those times but then you are telling to the investors in the market this kind of sentences or the quotes you are giving us

Kris Gopalakrishnan

I am confident that the industry will do well in difficult times, will survive because industry has gone through two downturns in the last 10 years. In 2000-2001 the industry went through the internet bubble bursting, the telecom bubble etc., then in 2007-2008 we have gone through this downturn and Indian industry has actually done much better than the global IT services industry. The growth rates came down but we are profitable. The industry did not resort to mass layoffs and things like that. Industry has emerged stronger and growth has come back. Am I confident about the Indian IT services industry to withstand these kind of downturns? Yes. There is also extreme volatility in currency. There is definitely some uncertainly in the economic environment and we are highlighting that. That is all and it does have impact especially in the currency side and things like that.

Balaji

Sir, to be fair could you tell us also to what you will attribute this to, what is the data on which you are relying this on?

Kris Gopalakrishnan

Sovereign debt crisis in Europe, in the US, the threshold for debt limits are proposed to be raised, unemployment continues to be high. These are the concerns.

Balaji

Mr. Balakrishnan, this quarter has been fairly well because the volatility has been very marginal 0.5%, 21 paise, have you been protected by hedging?

V. Balakrishnan

We have done the hedging, we had some $ 585 mn. The fact that you have not asked me the first question means the quarter is good.

Balaji

But your operating margin remains flat?

V. Balakrishnan

Operating margin is same because the rupee has appreciated by 3.5%, that means an impact of 1.4%. But blended pricing went up by 1.6%. So we are able to maintain the margins.

Balaji

What is your outlook sir, since this quarter you had very marginal what is your outlook because I was talking in terms of sequentially what is your outlook, you said currency to volatility is still a concern. What is that you will see this because you expected some measures to be taken by RBI and Mr. Gopalakrishnan also spoke about the world but worse things are happening in India. RBI has not taken the measures, which the industry or you have actually voiced?

V. Balakrishnan

Yes, RBI has not taken the measures because they have the other problem. Inflation is very high probably the currency appreciation could be good for inflation. But world over the developing markets are getting more inflows on capital side. Most of the countries like Brazil, South Korea and even Japan have taken some steps and India may do at some point in time. But the other side is the yields in all the developed markets are going up. To that extent the capital inflows to developing markets could come down so that could have an impact on the currency. If you ask my view, I think in the next few quarters the rupee could be under pressure to depreciate rather than appreciate because the current account is still bad and the capital inflows could come down.

Bhargavi

How have you factored in this macro economic risk you are talking about. Have you in anyway quantified, characterized or factored it in your guidance?

Kris Gopalakrishnan

We look at guidance based on feedback from our clients, what data we are getting from our clients. From a client perspective budgets are slightly up. They are positive about increasing their expenditure towards the Global Delivery Model. Of course, we will give you guidance for next fiscal year in April. Our forecast or guidance is all built based on a bottom up process, we poll our client, we build a model client by client and then we come out with a forecast. That is what it is based on. What we are saying is this is happening in the environment which could have an impact in our client’s business and hence on our business.

Bhargavi

This is Bhargavi from Reuters. Just to clarify what exactly will be the key worries for you over the next two quarters?

Kris Gopalakrishnan

If the environment continues to be as it is, then it is about our ability to recruit the right people, ability to execute our projects well, the quality the clients are expecting from Infosys. It is about execution and managing this growth. If let us say something unforeseen happens, it could have an impact but we are confident that the industry has managed it in the past and industry will continue to manage this that is all.

Balaji

Just a clarification Mr. Pai. Do you still maintain your statement that our attrition has further reduced? This is very selective, sounds like what Mr. Kapil Sibal said the other day. I will substantiate my question first 17.5% this quarter and then last quarter it was 17.1% and 11.6% in Q3 last year. I think this is for the parent company?

TV Mohandas Pai

Balaji under LTM you take the last four rolling quarters, okay? I will give you the last four rolling quarters. 3589 in Q4 of last year, 5411 in Q1 of this year, Q2 of this year 4233 and Q3 3561. So attrition has come down this year from 5411 to 4233 to 3561. It is a very dramatic improvement compared to the first quarter but in the LTM since we take the last four quarter till the peak of quarter 1 wears off, you would not see much impact on the LTM. That is why I made the statement that attrition has come down from 4233 to 3551 this quarter despite much higher hiring and I think that is a very good track record.

Balaji

But in the previous quarter your net addition was 7646?

TV Mohandas Pai

Yes, the net addition was 7,000 because in the BPO sector the attrition is about 35%-38%. That is the normal attrition in the industry. Industry could be at 40%-45%. We are slightly better off and in the BPO this time they had a strategy of enhancing productivity, so BPO was negative this quarter. Instead of hiring 2000 people every quarter that they do, they hired only 1200 people. They had some 580 people less this quarter compared to the previous quarter but that is a one off thing just to bring in some efficiency. I am sure they will hire next quarter. You must see the two businesses separately because two have very different characteristics of attrition, services are a separate sect, and the BPO is a separate sect. If you have more of BPO the attrition on the overall level would be higher. You have a global figure for hiring and a global figure for net retention then you got to say service separately and the BPO separately.

Balaji

Out of 5756 who left this quarter how many could have been involuntary?

TV Mohandas Pai

Involuntary could have been only about 250. Out of 250, it could have been something like 180 for what happens in training because they did not get through training and the failure rate has come down in the last three quarters. Others could be small number on performance, some could be on the value system, some people just go away and we do not know where they are. They just go away, these things happen, some people break the bond in the first year and go away. This year we had about 500 people who broke the bond in the first year and went away. They just disappeared. These things happen for a large company we have 127,000 people, lot of people.

Kris Gopalakrishnan

Okay, thank you all very much and looking forward to interacting with you during the quarter and hope to see you back next quarter. Thank you very much.